

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Tim Dyer
Chief Executive Officer
Addex Therapeutics Ltd.
Chemin des Mines 9
CH-1202 Geneva
Switzerland

Re: Addex Therapeutics Ltd.
Post-Effective Amendment No. 1 To Form F-1
Filed April 27, 2020
File No. 333-235554

Dear Mr. Dyer:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Post-Effective Amendment No. 1 To Form F-1

Incorporation by Reference of Certain Documents, page 159

1.   The language in the third sentence of this section suggests that you are incorporating by reference filings that you will make in the future. Please tell us the bases on which you rely to forward incorporate by reference or revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Joshua A. Kaufman, Esq.